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EXHIBIT 99.2(B)--FORM OF EXCHANGE OFFER LETTER

September 12, 2002

Dear Former Assentive Solutions Stockholder:

We are sending to you as a member of a group of former Assentive Solutions, Inc. Preferred AA Stockholders ("Contributors"), this packet of information and documents to formalize the transaction we have discussed and pursued for the last several months related to Assentive Solutions, Inc. ("Assentive").

As you are aware, Contributors as a group referred to as Assentive Purchase Group LLC, entered into an Asset Purchase and Sale Agreement dated on or about April 18, 2002 ("Asset Purchase"), with Assentive to purchase certain identified assets ("Assets"). The Assets were purchased with approximately $98,000 that Contributors were entitled to receive as a distribution upon the dissolution and winding up of Assentive as Assentive Series AA Preferred Share Stockholders. In lieu of approximately $98,000, Contributors elected to receive the Assets and currently ownan undivided interest in the Assets based upon Contributors' prior collective ownership of Assentive Series AA Preferred Shares, totaling approximately 8.9% of the total ownership of Assentive. The Asset Purchase was arranged and carried out by James A. Egide, Chett B. Paulsen, and Edward B. Paulsen who are the founders (the "Founders") of a Delaware corporation named BigWater Technologies, Inc. ("BigWater"). The Founders also arranged for and took delivery of and are currently holding the Assets for the benefit of the Contributors. The Founders, after negotiating the Asset Purchase, assembled Contributors to enter into the Asset Purchase and received the Assets for and on behalf of Contibutors to develop and implement a business plan to place the Assets into service through the efforts of the Founders.

In order to implement the intent of the Contributors and the Founders, the Contributors are entitled to receive an aggregate of 4,510,000 shares of BigWater common stock (the "Shares") at$.021728 per Share pursuant to the Asset Contribution Agreement and Subscription Agreement which are attached. The approximate value being contributed by Contributors in the aggregate for their 60% interest in BigWater is $98,000 based upon the Assentive liquidation distribution for which such Stockholders collectively chose to waive their right to receive. The Shares are available only to Contributors through the assignment of each Contributor's rights, title, and interest in and to his, her, or its undivided interest in the Assets. (See Exhibit A in this packet for a listing of Contributors and their respective ownership interests in Assentive and BigWater uponthe contribution of Assets for Shares.), BigWater has a total of approximately 3,001,303 shares of its Common Stock issued and outstanding, which shares are held by the Founders and former Assentive Common Stock Stockholders. Upon the closing of the contributions by the Contributors, BigWater's Board of Directors will consist of Bill Isetta, Mike Nelson, Chett Paulsen, and Jerry McClain. At this time, if any Contributor does not wish to continue with the other Contributors as a group to pursue the business plan undertaken by entering into the Asset Purchase, such Contributor should contact one of the Founders to discuss receiving payment for his, her, or its interest in theAssets. Any non-participating Contributor will be entitled to receive payment equal to the amount of distribution such Contributor would have received upon Assentive's dissolution; however, upon receiving such payment, the Contributor will have no further rights to or interests in the Assets or in BigWater. All Contributors who wish to proceed with implementing the full business plan need to execute a copy of the Asset Contribution Agreement and the Contribution and Subscription Agreement, which are enclosed, and return them to BigWater. Upon receipt of your executed documents, we will issue you a stock certificate evidencing your ownership in BigWater.

If you have any questions regarding the documents or the business plan, please contact either Jim Egide, me, or Ted Paulsen at (801) 617-2090. Thank you again for your support and assistance.

We look forward to having you as a stockholder in BigWater.


Very truly yours,


/s/ Chett B. Paulsen,
President







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